INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

October 16, 2023

VIA EDGAR

Asen Parachkevov, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Voya Enhanced Securitized Income Fund (the "Fund")
Registration Statement on Form N-2

File Nos. 333-274872; 811-23903

Dear Mr. Parachkevov:

Please accept this letter as an amendment to the Registration Statement on Form N-2 (File No. 333-274872) filed with the Securities and Exchange Commission on October 5, 2023 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

"Registrant shall amend this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine."

The Fund requests that the Staff contact Gizachew Wubishet, Esq. at (480) 477-2457 or gizachew.wubishet@voya.com with any questions or comments.

/s/ Gizachew Wubishet Gizachew Wubishet

Assistant Vice President and Counsel Voya Investment Management

Attachment

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq. Ropes & Gray LLP